Exhibit 14

TII NETWORK TECHNOLOGIES, INC.
CODE OF ETHICS
FOR
SENIOR FINANCIAL OFFICERS

I. INTRODUCTION:

This Code of Ethics for Senior Financial Officers (this “Code”) has been adopted by the Board of Directors (the “Board”) of TII Network Technologies, Inc. (the “Company”) to promote honest and ethical conduct, proper disclosure of financial information in the Company’s periodic reports, compliance with applicable laws, rules and regulations, and the prompt reporting of violations of this Code, in each case by the Company’s principal executive officer and senior officers who have financial responsibilities.

II. APPLICABILITY:

This Code shall apply to the Company’s principal executive officer (the “CEO”), principal financial officer and principal accounting officer or controller, or persons performing similar functions, and other officers of the Company performing accounting, auditing, financial management or similar functions (collectively, the “Covered Officers”). This Code supplements, and is in addition to, the Company’s Business Ethics and Conduct Code which applies to all directors, officers and employees of the Company, including Covered Officers.

III. STANDARDS:

To the best of their knowledge and ability, each Covered Officer shall:

•	Act with honesty and integrity, in an ethical manner;

•	Act in good faith, with due care and diligence, without misrepresenting material facts;

•	Exercise independent judgment;

•	Avoid actual or apparent conflicts of interest in personal and professional relationships;

•	Take measures to achieve responsible use of and control over the Company's assets, resources and information employed by, or entrusted to, them;

•	Provide information that is accurate, complete, objective and relevant, in a timely and understandable manner, for reports and documents that the Company files with, or submits to, the Securities and Exchange Commission (the “SEC”) and the public to ensure that such reports and documents contain full, fair, accurate, timely and understandable disclosures;

•	Comply with applicable laws, rules and regulations of federal, state and local governments and other appropriate regulatory agencies governing the conduct or operations of the Company;

•	Respect the confidentiality of information acquired in the course of employment with the Company, except when authorized or otherwise legally obligated to disclose such information; and

•	Proactively promote ethical and honest behavior within the Company.

IV. FINANCIAL RECORDS AND PERIODIC REPORTS:

Covered Officers shall establish and manage the Company’s transactional and reporting systems and procedures to provide reasonable assurance that:

•	Business transactions are properly authorized and completely, timely and accurately recorded on the Company’s books and records in accordance with Generally Accepted Accounting Principles, rules promulgated by the SEC, regulatory requirements and established policies of the Company; and

•	The retention or proper disposal of the Company’s records are in accordance with established Company financial policies and applicable legal and regulatory requirements.

V. REPORTING:

Each Covered Officer shall promptly, upon becoming aware thereof, bring to the attention of the CEO or the Chairman of the Audit Committee of the Board:

•	Any act or any violation of this Code by any Covered Officer or any act by any other person or entity (whether or not subject to this Code) that would be a violation of this Code if such person or entity were a Covered Officer;

•	Any recognized potential conflict of interest of the Covered Officer or any other employee or agent of the Company;

•	Any information that indicates that any disclosures made or to be made by the Company in its public filings were materially false or misleading, omitted to state a material fact or omitted to state a material fact necessary in order to make a statement in such filing not false or misleading;

•	Any information concerning a material violation by the Company or any employee or agent of the Company or by any other person or entity of laws, rules or regulations, including, without limitation, securities laws, rules and regulations, applicable to the Company or its business or operations;

•	Any information concerning significant deficiencies in the design or operation of the Company’s internal controls which could adversely affect the Company’s ability to record, process, summarize or report financial data; and

•	Any information concerning any fraud, whether or not material, that involves management or other employees who have a significant role in the Company’s financial reporting, disclosures or internal controls.

VI. ENFORCEMENT:

Violations of this Code should be reported to the Chairman of the Board’s Audit Committee. The Board shall determine appropriate actions to be taken in the event of violations of this Code. Such actions shall be reasonably designed to deter wrongdoing and to promote accountability for not adhering to this Code and may result in disciplinary action, up to and including suspension and/or termination of employment or association with the Company, as well as civil and criminal charges.

A failure to report apparent violations, covering up violations or apparent violations, retaliating against or disciplining a person for reporting a violation or apparent violation, or obstructing an investigation of an alleged or apparent violation shall also be a violation of this Code.

VII. WAIVERS:

The Board of Directors and the Audit Committee shall have the sole and absolute discretionary authority to approve any amendment to, or waiver (including implicit waiver) from, any provision of this Code. Any change of this Code, and any waiver (including implicit waiver) and the grounds for such waiver for a Covered Officer, shall be timely disclosed through a filing with the SEC on Form 8-K or other method permitted by the rules of the SEC or The Nasdaq Stock Market.

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If there are any questions involving the application of this Code, guidance should be sought from the Company’s legal counsel.